Exhibit (d)(4)

Execution Copy

This Amendment (the “Amendment”) to Letter Agreement, dated October 10, 2006, between Pfizer Inc. and Icagen, Inc. (the “October 2006 Agreement”) is entered into as of June 14, 2011 by and between Icagen, Inc. (the “Company”) and Pfizer Inc. (“Pfizer”). Defined terms not defined herein shall have the definitions ascribed to them in the October 2006 Agreement.

W I T N E S S E T H:

WHEREAS, on January 6, 2006, the Company and Pfizer entered into a Confidential Disclosure Agreement regarding Sodium Ion Channel Targets for Pain (the “Original Agreement”);

WHEREAS, the Company and Pfizer amended the Original Agreement on January 18, 2006;

WHEREAS, the Company and Pfizer amended and restated the Original Agreement, as amended, on October 10, 2006 in order to disclose additional information about Icagen and for the parties to discuss a possible corporate transaction; and

WHEREAS, the Company and Pfizer wish to amend the October 2006 Agreement in order to extend the terms of the agreement and to evaluate a potential transaction between the parties;

NOW, THEREFORE, in consideration of the foregoing and the provisions and mutual promises herein contained and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

1. Section 1(b) of the October 2006 Agreement is hereby amended and restated as follows:

(b) “Exempt Information” means information that (i) Pfizer or its Affiliates possessed prior to the first disclosure of such information by or on behalf of Icagen, as evidenced by Pfizer’s (or such Affiliate’s) written business records; (ii) is or becomes public knowledge through no fault of Pfizer (or its Affiliates); (iii) Pfizer or its Affiliates obtain from a third party free of any confidentiality obligation to Icagen; (iv) Pfizer or its Affiliates independently developed without the use of the Confidential Information; or (v) is disclosed to Pfizer or its Affiliates by, or on behalf of, Icagen in connection with the collaboration contemplated by, and pursuant to, (A) the Collaborative Research and License Agreement, dated August 13, 2007, between Icagen and Pfizer, as amended, or (B) the Collaboration and Sponsored Research Agreement by and among Yale University, Pfizer Limited, and Icagen, Inc., dated December 10, 2010.

2. Section 3 of the October 2006 Agreement is hereby amended by replacing the phrase “this Agreement” throughout Section 3 with the phrase “this Agreement, as amended”. For purposes of clarity, Pfizer and Icagen agree that the non-solicitation clause set forth in Section 3 shall run for a period of 15 months commencing June 14, 2011, the date of this Amendment.

3. Section 4(d) of the October 2006 Agreement is hereby amended by replacing the phrase “this Agreement” throughout Section 4(d) with the phrase “this Agreement, as amended”. For purposes of clarity, Pfizer and Icagen agree that the October 2006 Agreement as amended hereby shall terminate automatically three years following June 14, 2011, the date of this Amendment.

4. All references to the Agreement shall be deemed to be the October 2006 Agreement, as amended by this Amendment.

5. Except for the modifications explicitly set forth in this Amendment, all provisions of the October 2006 Agreement in effect prior to the execution of this Amendment shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

ICAGEN, INC,

By:	/s/ P. Kay Wagoner
Name: P. Kay Wagoner
Title: President & CEO

PFIZER INC.

By:	/s/ Douglas E. Giordano
Name: Douglas E. Giordano
Title: Sr. Vice President,
Worldwide Business Development